Ropes & Gray LLP

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James Forbes 617-235-4765 617-235-0888 fax james.forbes@ropesgray.com

February 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Mary Cole

Re: GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On January 31, 2012, Mary Cole (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Renee Laws and James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 154 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 194 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 154/194”) relating to GMO Benchmark-Free Allocation Fund (the “Fund”). Responses to the Staff Reviewer’s comments on Amendment No. 154/194 are set forth below.

Prospectus

Cover Page

1.	Please consider removing the name of the Fund’s investment adviser from the cover page.

Response: The Registrant believes that identification of the Fund’s investment adviser on the cover page is useful to shareholders, and is consistent with Form N-1A because it does not obscure or impede understanding of the information that is required to be included on the cover page.1

[1]

See Instruction to Item 1(a) of Form N-1A, which states “A Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b), as it applies to the cover page, provides that a Fund may include information that is not otherwise required, “so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Securities and Exchange Commission	-2-	February 14, 2012

Fund Summary

Fees and Expenses

2. Please confirm supplementally that the management fee for other share classes of the Fund will not be less than the management fee for Class MF shares of the Fund.

Response: The Registrant confirms that the management fee for other share classes of the Fund is the same as the management fee for Class MF shares of the Fund.

3. Under “Annual Fund operating expenses,” please explain supplementally the meaning of the term “supplemental support fee.”

Response: Class MF shares of the Fund pay the Fund’s investment adviser (the “Manager”) a supplemental support fee for providing supplemental support with respect to Class MF shareholders and their investment advisers. “Supplemental support” refers to a bundle of services targeted specifically to feeder funds investing in Class MF shares. Supplemental support includes, without limitation, (1) provision and presentation of educational and explanatory information about the Fund and its asset allocation strategy as requested or directed by a retail mutual fund investor or its investment adviser, (2) provision and presentation of similar educational and explanatory information about the strategies of the underlying funds in which the Fund invests, (3) provision and presentation of information for inclusion in the quarterly or other periodic reports of the investor, (4) provision of responses to information requests relating to oversight functions of the investors’s board of directors in areas including pricing, compliance, and taxation, (5) access to and meetings with the Manager’s Chief Investment Strategist and Head of the Manager’s Asset Allocation Division and other investment professionals of the Manager, (6) assistance with services provided by the investment adviser of an investor, and (7) such other assistance as may be requested from time to time by an investor or its agents, provided that such assistance is not primarily intended to result in the sale of the Fund’s shares.

4. Under “Annual Fund operating expenses,” please consider presenting the supplemental support fee as a subcomponent of “Other expenses.”

Response: The requested change has been made by presenting the supplemental support fee as a subcomponent of “Other expenses.”

5. Please indicate the reason that acquired fund fees and expenses were restated as of June 2011 (see footnote 1 under “Annual Fund operating expenses”).

Response: In accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A, the Registrant, during its annual update in June 2011, restated the Fund’s “Annual Fund operating expenses” because there were changes in the “Annual Fund operating expenses” that would materially increase the fees disclosed in the table.

Securities and Exchange Commission	-3-	February 14, 2012

6. Please clarify footnote 2 under “Annual Fund operating expenses” by (i) disclosing that the Fund’s expense waiver/reimbursement (the “waiver”) is contractual, (ii) providing the period during which the waiver is in effect, (iii) explaining the circumstances under which the waiver may be terminated, (iv) confirming whether the waiver is subject to any recapture arrangements, and (v) including a list of all excluded expenses or describing with greater specificity the categories of excluded expenses.

Response: The footnote has been revised to reflect the fact that the waiver is contractual, will continue through at least March 1, 2013, and may not be terminated prior to this date without the consent of the Fund’s Board of Trustees. The Registrant confirms that the waiver is not subject to recapture. With respect to excluded items, the Registrant believes that the footnote accurately describes, in summary fashion, the existence of the waiver depicted in the “Annual Fund operating expenses” table. The footnote provides that the Fund generally bears its operating expenses and the Manager will reimburse the Fund only for certain limited expenses; it does not suggest that the Manager will reimburse the Fund for all operating expenses subject to certain exclusions. The footnote represents an effort to concisely summarize the waiver/reimbursement arrangement in a manner that the Registrant believes is clear and accurate. The Registrant notes that a complete description of the waiver, including a list of all excluded expenses, is set forth in the prospectus under “Management of the Fund—Expense Reimbursement.”

7. In the “Example,” please delete the footnotes to the example and explain supplementally the effect that the fee reductions set forth in the Fund’s management agreement and servicing and supplemental support agreement have on the figures presented in the example.

Response: The requested change has been made by deleting the footnotes to the example and adding similar statements to the body of the Prospectus. The Registrant notes that, pursuant to the terms of the Fund’s management agreement, the Fund’s management fee is equal to 0.65% of the Fund’s average daily net asset value less an amount equal to the net management fees that are paid to the Manager and indirectly borne by the Fund as a result of the Fund’s investment in other series of the Trust (the “underlying funds”). The Registrant believes that the statements added to the body of the Prospectus provide useful clarification that the expense examples reflect the deduction of underlying fund management fees from the Fund’s contractual management fee, rather than payment of both the full 0.65% and the underlying fund management fees, so as to avoid double-counting underlying fund management fees in the expense examples.

Principal Investment Strategies

8. When describing the “other GMO Funds” in the first paragraph under “Principal Investment Strategies,” please identify which Funds’ shares are not registered under the Securities Act of 1933, as amended (the “1933 Act”).

Response: The requested change has been made.

Securities and Exchange Commission	-4-	February 14, 2012

9. Please confirm supplementally whether the phrase “strategies that have cash-like benchmarks” in the fourth paragraph under “Principal Investment Strategies” refers to money market funds.

Response: This phrase does not refer to money funds. This phrase refers to other GMO Funds that seek to outperform short-term Treasury bill indicies (e.g., GMO Alpha Only Fund).

Principal Risks of Investing in the Fund

10. Please remove the internal cross-reference from the first paragraph under “Principal risks of investing in the Fund” in the Fund Summary.

Response: The Registrant believes that the inclusion of select cross-references in the Prospectus is useful and appropriate to inform readers of important information included in separate sections of the Prospectus that may be relevant to an investor’s decision to purchase or sell Fund shares. The Registrant notes that it does not intend to use standalone summary prospectuses for the Funds and that all prospective purchasers of Fund shares will be reviewing the risk-return summary as part of the Fund’s statutory prospectus, and readers will be able to easily reference the cross-referenced material. The Registrant also believes its use of cross-references is consistent with Instruction 2(a) of Form N-1A, which provides that cross-references in a prospectus are most useful when their use “assists investors in understanding the information presented.”

11. Please confirm supplementally that the Fund will not invest more than 25% of its assets with any one counterparty to an over-the-counter (OTC) derivatives contract.

Response: The Fund is a fund of funds and does not invest in derivatives directly. The Registrant confirms that the Fund will not invest more than 25% of its assets with any one counterparty to an over-the-counter (OTC) derivatives contract.

Purchase and Sale of Fund Shares

12. Please disclose the Fund’s minimum investment requirements with respect to Class MF shares. If there are none, please state that fact in the Prospectus.

Response: The requested change has been made to indicate that there are no minimum initial or subsequent investment requirements with respect to Class MF shares of the Fund.

Description of Principal Risks

13. If the Fund may write credit default swaps, please confirm supplementally or disclose in the Registration Statement that, for purposes of Section 18 of the 1940 Act, the Fund determines its segregation obligations based on the notional value of the credit default swaps.

Securities and Exchange Commission	-5-	February 14, 2012

Response: Pursuant to the Registrant’s policies regarding senior securities, for physically settled credit default swaps written by the Fund, the Fund can satisfy its obligations under Section 18 by maintaining segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit.

Very truly yours,

/s/ James Forbes

James Forbes

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP